Exhibit 99.1

For Immediate Release

Flamel announces patent filing for
“combination of Asacard® with COX-2 inhibitors”

LYON, France — June 13, 2005 — Flamel Technologies, S.A. (“Flamel”) NASDAQ: FLML announced today that it has filed a patent application with the U.S. Patent and Trademark Office regarding the combination of its proprietary formulation of aspirin, delivered with Flamel’s Micropump® technology, with a COX-2 inhibitor, including both conventional and selective COX-2 inhibitors.

Examples of non-selective COX-2 inhibitors include products such as naproxen. Examples of selective COX-2 inhibitors include products such as Vioxx® and Celebrex®.

Flamel has filed a patent with claims on the combination of COX-2 inhibitors with Asacard®, our Micropump® enabled formulation of aspirin, to address the problems of thrombosis observed with patients who are taking COX-2 inhibitors.

“The rationale of this combination,” explained Dr Gerard Soula, Flamel’s Founder, Chairman, and Chief Executive Officer, “is that COX-1 provides for the formation of thromboxane, which is the cause of thrombosis. Aspirin is well known to block COX-1, and that’s why it is used for cardiovascular disease treatment. However, aspirin also can create severe side effects such as ulceration, by blocking COX-1 throughout the body. We have developed a controlled release aspirin which we believe is capable of selectively inhibiting the COX-1 which generates the thromboxane in the portal vein, while not inhibiting the presence of COX-1 in the rest of the body. This can serve to potentially reduce bleeding in the stomach which can be caused by aspirin. This product was developed with the scientific help of the late Sir John Vane, a Nobel laureate for his work on aspirin and its mechanism of action. Sir John was a member of our Scientific Advisory Board for 10 years until he passed away last year.”

Flamel’s Asacard formulation has been approved in eleven countries in Europe, but has not yet been marketed. The association of Asacard with a branded product such as a selective COX-2 inhibitor or even standard NSAID’s could permit patients to benefit from the efficacy of these anti-inflammatory drugs, while lessening the risk of thrombosis and reducing the side effects associated with aspirin itself.

Dr. Soula added, “We are very excited to have this new opportunity for our ASACARD product and are actively promoting the concept with the pharmaceutical industry. This is typical of the innovative concepts which are the key strengths which drive the success of Flamel, for now and in the future.”

Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Flamel’s Medusa® technology is designed to deliver therapeutic proteins. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs.

This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.

These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances.

These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2003.

Contact:

Flamel Technologies S.A.
Gerard Soula, (33) 4-72-78-34-34
Fax: (33) 4-72-78-34-35
Soula@flamel.com
or
Stephen H. Willard, 202-862-3993
Fax: 202-862-3933
Willard@flamel.com
or
Charles Marlio, 202-862-8535
Fax: 202-862-3933
Marlio@flamel.com